

December 11, 2013

Via E-mail
Larry Rothstein
President
HMG/Courtland Properties, Inc.
1870 South Bayshore Drive
Coconut Grove, FL 33133

     **Re: HMG/Courtland Properties, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2012
            Filed March 22, 2013
            Forms 10-Q for Fiscal Quarters Ended
            June 30, 2013 and September 30, 2013
            Filed August 6, 2013 and November 8, 2013
            File No. 001-07865**

Dear Mr. Rothstein:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended September 30, 2013

General

1.   We note that you recently completed the sale of substantially all of your real estate assets. We also note that you hold a significant amount of cash on your balance sheet. In your next Exchange Act report, please discuss the company's current plan of operations and investment strategy. Refer to Item 303(a)(3)(ii) of Regulation S-K.

2.   We note the significant decrease in the percentage of your assets that is invested in real estate. Additionally, we note the significant decrease in the percentage of your income that is derived from real estate or real estate-related investments. We further note your

disclosure that you declared a cash dividend of $4.00 per share on October 21, 2013. In your next Exchange Act report, please provide disclosure regarding the company's intent and ability to elect REIT status for 2013 and for future years.

Sale of Real Estate Interests, page 4

3.   We note your disclosure that you entered into the contract to sell your interest in the Monty's property in December 2012. Please tell us how you determined it was not necessary to disclose this event in a Form 8-K (Item 1.01) or your Form 10-K filed on March 22, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Coy Garrison, Attorney-Advisor, at (202) 551-3466, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief